EXHIBIT (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of the Sterling Capital Variable Insurance Funds:

We consent to the use of our reports dated February 21, 2014, with respect to the financial statements of the Sterling Capital Equity Income VIF (formerly Sterling Capital Select Equity VIF), Sterling Capital Special Opportunities VIF and Sterling Capital Total Return Bond VIF, constituting the Sterling Capital Variable Insurance Funds, as of December 31, 2013, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Disclosure of Portfolio Holdings – Disclosure to the Funds’ Service Providers” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 24, 2014